

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2024

Jianping Kong
Chief Executive Officer
Nano Labs Ltd
China Yuangu Hanggang Technology Building
509 Qianjiang Road, Shangcheng District
Hangzhou, Zhejiang, 310000, PRC

Re: Nano Labs Ltd
Amendment No. 1 to Registration Statement on Form F-1
Filed June 3, 2024
File No. 333-278977

Dear Jianping Kong:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 14, 2024 letter.

Amendment No. 1 to Form F-1 filed June 3, 2024

General

1.   We note your disclosure on page 130 that your selling securityholders may offer and sell the securities through agreements between broker-dealers and the selling shareholders to sell a specified number of such Class A ordinary shares at a stipulated price per share. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Please contact Eranga Dias at 202-551-8107 or Bradley Ecker at 202-551-4985 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing